11409 Valley View Road, Eden Prairie, MN 55344-3617 Phone: 952.829.9217 www.nve.com

Via EDGAR and Federal Express

February 26, 2010

Mr. Jeff Jaramillo
Division of Corporate Finance
Mail Stop 3030
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-6010
SUBJ:	NVE Corporation Form 10-K for the year ended March 31, 2009 Filed May 6, 2009 Definitive Proxy Statement filed June 22, 2009 File No. 000-12196

Dear Mr. Jaramillo,

This is in response to your February 23, 2010 letter commenting on our above-referenced Annual Report on Form 10-K and Definitive Proxy Statement.

Form 10-K for the year ended March 31, 2009

Note 2. Summary of Significant Accounting Policies, F-8

Revenue Recognition, F-9

Research and Development Contract Revenue Recognition, page F-10

COMMENT 1. We note from your disclosure that your cost-plus-fixed-fee contracts are cost reimbursement contracts that also provide for payment to you of a negotiated fee that is fixed at the inception of the contract. Also, we note that these contracts normally require you to complete and deliver the specified end product within the estimated cost, if possible, as a condition for payment of the entire fixed fee. In this regard, please tell us when the fixed fee is recognized by you. Please provide us with a description of the method(s) used by you in recognizing the fixed fee and in accounting for the cost incurred and earned by you. Additionally, please tell us how the above methods for recognizing the fixed fee and the cost earned by you follow and support the nature and terms of your performance obligations per the cost-plus-fixed-fee contracts in order for these amounts to be considered earned. Furthermore, please provide us with the amount of revenue and cost recognized by you for these cost-plus-fixed-fee contracts for each period presented in your financial statements. Finally, please revise your disclosure in future filings to expand your revenue recognition policy for cost-plus-fixed-fee contracts to address the concerns in this comment.

RESPONSE 1. Our cost-plus-fixed-fee contracts do not require completion as a condition for payment of the fixed fee, and a pro-rata fee is reasonably assured even with a lack of complete performance or cancellation.

In accordance with Accounting Standards Codification 912-605-25, we recognize revenues and costs under cost-plus-fixed-fee contracts pro-rata as work progresses because fees are billable under contract terms, the ratio of the performance to date to complete performance can be computed reasonably, and collection is reasonably assured. The costs for which we earn reimbursement are the actual costs incurred and are recorded in the period in which they are incurred.

The amounts of revenue and cost recognized by us for cost-plus-fixed-fee contracts for each of the periods in our financial statements are as follows:

	Year Ended March 31
	2009	2008	2007
Revenues	$2,992,320	$1,300,467	$916,106
Costs	$2,826,779	$1,222,326	$863,130

We will revise our future filings to clarify revenue and cost recognition for cost-plus-fixed-fee contracts and to address the concerns in your Comment 1.

Definitive Proxy Statement Filed June 22, 2009

RESPONSE TO COMMENTS 2 THROUGH 5.
We will revise our future filings based on your Comments 2 through 5.

In connection with this response to your comments regarding our Form 10-K for the year ended March 31, 2009 and our Definitive Proxy Statement filed June 22, 2009, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 952-829-9217 with any questions.

Sincerely,
NVE CORPORATION

/s/ CURT A. REYNDERS
Curt A. Reynders
Chief Financial Officer